United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For December 28, 2016

COCA-COLA EUROPEAN PARTNERS PLC

Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

For filings with the FCA include the annex
For filings with issuer exclude the annex

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES[i]

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	Coca-Cola European Partners PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):	Consolidation of holding	x
3. Full name of person(s) subject to the notification obligation: iii	The Coca-Cola Company
4. Full name of shareholder(s) (if different from 3.):iv	European Refreshments
5. Date of the transaction and date on which the threshold is crossed or reached: [v]	22 December 2016
6. Date on which issuer notified:	22 December 2016
7. Threshold(s) that is/are crossed or reached: vi, vii	No change

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights [x]
			Direct	Direct xi	Indirect xii	Direct	Indirect
Ordinary Shares GB00BDCPN049	87,950,640	87,950,640			87,950,640		18.21%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.			% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
						Nominal	Delta

Total (A+B+C)
Number of voting rights			Percentage of voting rights
87,950,640			18.21%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi

The Coca-Cola Company has consolidated its interests in 87,950,640 ordinary shares (corresponding to 18.21% of the voting rights in Coca-Cola European Partners PLC), which were previously held by three of its wholly-owned subsidiaries (European Refreshments, Coca-Cola GmbH and Vivaqa Beteiligungs GmbH & Co. KG). The Coca-Cola Company’s aggregate indirect interest remain unchanged at 87,950,640 ordinary shares (corresponding to 18.21% of the voting rights of Coca-Cola European Partners PLC).

Coca-Cola GmbH has transferred its interest in 29,273,331 ordinary shares (corresponding to 6.06% of the voting rights in Coca-Cola European Partners PLC) to European Refreshments. Accordingly, the holding of Coca-Cola GmbH has decreased from 29,273,331 (6.06%) to 0 (0%) ordinary shares.

Vivaqa Beteiligungs GmbH & Co. KG has transferred its interest in 3,560,288 ordinary shares (corresponding to 0.74% of the voting rights in Coca-Cola European Partners PLC) to European Refreshments. Accordingly, the holding of Vivaqa Beteiligungs GmbH & Co. KG has decreased from 3,560,288 (0.74%) to 0 (0%) ordinary shares.

European Refreshments, which previously had a direct interest in 55,117,021 ordinary shares (corresponding to 11.41% of the voting rights of Coca-Cola European Partners PLC) and shared control of the other 32,833,619 ordinary shares (corresponding to 6.80% of the voting rights of Coca-Cola European Partners PLC), therefore now has a direct interest in (and its aggregate interest remains unchanged at) 87,950,640 ordinary shares (corresponding to 18.21% of the voting rights of Coca-Cola European Partners PLC).

European Refreshments is a 100% subsidiary of Atlantic Industries, which is a 100% subsidiary of The Coca-Cola Export Corporation, which is a 100% subsidiary of The Coca-Cola Company.

Proxy Voting:
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	None
14. Contact name:	Jennifer Manning (Corporate Secretary and Associate General Counsel)
15. Contact telephone number:	+1 404-676-7343

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: December 28, 2016	By:	/s/ Joyce King-Lavinder
	Name:	Joyce King-Lavinder
	Title:	Vice President, Treasury

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